Exhibit 99.1

Mr. George Feldenkreis 4810 NW 74 Ave Miami, Florida 33166	Fortress Investment Group LLC 1345 Avenue of the Americas New York, New York 10105

April 9, 2018

Perry Ellis International, Inc.

3000 N.W. 107 Avenue

Miami, Florida

Ladies and Gentlemen:

Reference is made to that certain letter (the “Bid Letter”), dated as of February 6, 2018, from George Feldenkreis (“Feldenkreis”) and Fortress Credit Advisors LLC (“Fortress”), to Perry Ellis International, Inc., a Florida corporation (the “Company”), in which Feldenkreis, with the financial support of Fortress, proposed to acquire the Company in a “going private” transaction (the “Proposal”). By letter dated March 9, 2018 to the Company, Feldenkreis and Fortress reaffirmed the Proposal.

Through this letter, Feldenkreis and Fortress do hereby reaffirm the Proposal, including the price of $27.50 per share of outstanding common stock of the Company. The Proposal remains subject to the conditions set forth in the Bid Letter, including (a) completion of due diligence, including financial, legal, accounting and tax diligence, with results satisfactory to us in our sole discretion; (b) receipt of financing commitments with respect to the financing necessary to complete this transaction; (c) negotiation of a satisfactory acquisition agreement with customary terms and conditions; (d) reaching an agreement among Fortress and the equity rollover participants with respect to the terms of a shareholders’ agreement; and (e) reaching agreements with the management of the Company with respect to their ongoing roles as managers of the Company.

This letter, the Proposal and price do not constitute a binding commitment or obligation of the undersigned and the undersigned may terminate discussions regarding the Proposal or a transaction at any time and for any reason (or no reason). No commitment (including any obligation to negotiate) shall arise with respect to the Proposal or a transaction unless and until such time as definitive documentation that is satisfactory to the undersigned and approved by the board of directors of the Company is executed and delivered by each of the undersigned and the Company, and then will be on the terms provided in such documentation.

[Signature page follows]

Very truly yours,

/s/ George Feldenkreis
George Feldenkreis

FORTRESS CREDIT ADVISORS LLC, for itself and/or as agent on behalf of one or more funds or accounts managed by affiliates of Fortress Credit Advisors LLC

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